Exhibit 99.2

FYE24-Q4 SHAREHOLDER LETTER

arm

Building the future of computing, on **Arm**. Together. For everyone.

Results for quarter ending March 31, 2024

Arm will be hosting a conference call via an audio webcast to discuss earnings at 14:00 Pacific Time (17:00 Eastern Time, 22:00 BST) on Wednesday, May 8, 2024. A replay of and a transcript of the call will be available the following day.

The webcast and replay can be accessed at: https://edge.media-server.com/mmc/p/gkayf4zp/

Dear Shareholder,

Arm’s third quarter as a public company has produced our third set of record results as we continue to build upon the world's most popular compute platform. In Q4, we delivered record revenues and exceeded the high-end of our guidance ranges for both revenue and non-GAAP EPS. This growth was driven by record royalty revenue as Armv9 adoption continues, especially in smartphones, server, and automotive markets. Revenue from licensing was also very strong, driven by multiple high-value agreements and the increased demand for Arm’s power-efficient technology for AI from data centers to edge computing.

We believe these fundamental trends will continue and we expect next quarter to also deliver strong year-over-year growth in revenue and profits.

Arm’s long-term strategy promotes multiple growth drivers.

Growth will be driven by royalty revenue. We expect the demand for Arm-based compute to continue across all market segments, especially as AI is deployed in virtually all applications, from the most advanced data centers to the smallest edge devices. All this extra compute requires increased performance with less power consumption, which is driving the need for Arm’s most advanced technology, such as Armv9, into smartphones, servers, smart IoT, and networking devices. Chips based on Armv9 technology now contribute around 20% of royalty revenue, up from around 15% last quarter1.

Growth will be driven by the need for more energy-efficient compute and AI capability from the data center to edge computers. As the amount of compute to run these complex AI workloads is increasing exponentially, the amount of energy required will increase too. According to a 2023 report from Boston Consulting Group, US data centers already consume around 126TWh per year, and this is expected to rise three-fold by 2030. Arm’s data center customers are reporting substantial performance-per-watt savings compared with legacy architectures and this contributes to why Arm’s energy-efficient technology is being chosen to help run these workloads. Google recently announced its first custom Arm-based Axion product, which provides 50% better performance and up to 60% better energy-efficiency compared to legacy architectures, and will be used to run AI training and inference. Ten of the world’s largest hyperscalers are deploying Arm-based chips for their data centers, including Amazon Web Services, Microsoft, and Oracle Cloud. NVIDIA also recently announced their Grace Blackwell Superchip that combines NVIDIA’s Blackwell GPU architecture with an Arm-based Grace CPU. This provides significant power savings compared to running a GPU alongside a legacy server chip. Arm technology provides similar power-efficiency for chips in PCs, smartphones, automotive applications, and networking equipment, and as AI goes everywhere, we believe it will be enabled by our technology.

During the quarter, Arm also announced its next generation family of processors for automotive, including the world’s most power efficient and high performance server-class CPU with safety-critical automotive enhanced (AE) features, Arm Neoverse V3AE. This new family of automotive processors is already being adopted by leading players, including Marvell, MediaTek, NVIDIA, NXP, Renesas, Telechips, Texas Instruments, and others.

In addition, during the quarter Arm announced Ethos-U85 which adds transformer network support to Arm Ethos products, bringing Generative AI to deeply embedded devices, such as factory automation and smart cameras. Importantly, it provides support for some of the most commonly used AI frameworks such as TensorFlow Lite and PyTorch.

Growth will be driven by Compute Subsystems. Complex chips and chiplets are more difficult to develop and take longer to design, increasing the cost of the chip and increasing the risk the chip will miss the product launch window. Our solution to this is Arm Compute Subsystems ("CSS"), which are integrated and verified configurations of Arm technology platforms targeting specific end markets and use cases. By providing more of the solution, Arm is accelerating customers’ time-to-market and reducing development cost and can therefore command a higher royalty fee per chip. Arm is continuing to increase investment in CSS platforms. During the quarter, Arm announced two new infrastructure platforms, the Neoverse CSS V3 and Neoverse CSS N3 and the development of our first CSS platform for the automotive market. In addition, we continue to add key partners to the Arm Total Design ecosystem to accelerate the development of custom chips, most recently Nokia, who is defining next generation system-on-chips ("SoCs") based on Neoverse CSS for the wireless market.
1 For the quarter, we estimate that Armv9 provided around 20% of royalty revenues, Armv8 around 50%, and older architectures around 30%.

Growth will be driven by Arm’s unique ecosystem of software and design partners.
Arm has the world’s largest compute ecosystem with more than 18 million software developers and we continue to increase investment across all market segments to accelerate software development on Arm.

With our software optimizations, we are expanding support of generative AI to make models, such as Llama, now accessible to all devices using Arm’s platform. We recently announced a partnership with Meta to incorporate one of the most widely used AI frameworks, PyTorch/ExecuTorch, with Arm’s software, enabling on-device inference capabilities to run efficiently on mobile and edge devices.

As cloud service providers continue to shift to Arm-based chips, many of the largest enterprise computing applications are following with Oracle databases, SAP Hana, Microsoft Teams, Google’s YouTube Ad platform, among others now running on Arm with better price-performance and power efficiency than legacy architectures.

During the quarter, we also announced an automotive partner program to deliver virtual prototyping platforms which will enable software to be developed in parallel with the physical silicon, accelerating the total development cycle of an automotive solution by up to two years – providing significant savings. Siemens is among the first providers delivering a pre-silicon Arm-based environment for their partners, including Tata Technologies for software-defined vehicle application testing.

In addition, Arm and Intel Foundry Services announced a multigenerational collaboration to enable chip designers to develop advanced Arm-based SoCs to be manufactured at Intel Foundry, initially for mobile and data centers and potentially for IoT and automotive applications. This builds on the announcement last quarter relating to Intel Foundry, TSMC and Samsung participating in the Arm Total Design ecosystem.

All combined, we expect Arm’s long-term strategy to provide sustainable growth for years to come.

"We finished our financial year achieving over $3 billion in revenue for the first time, and with strong tailwinds heading into FYE25 as AI is driving increased demand for Arm-based technology across all end markets," said Rene Haas, CEO. "From cloud to edge, all AI software models, from GPT to Llama, rely and run on the Arm compute platform. As these models become larger and smarter, their requirements for more compute with greater power efficiency can only be realized through Arm."

Sincerely,

Rene Haas, Chief Executive Officer	Jason Child, Chief Financial Officer

Investor Contact Ian Thornton Investor.Relations@arm.com	Media Contact Phil Hughes Global-PRteam@arm.com

Fourth Quarter Highlights
•Revenues of $928 million, up 47% year-over-year, with record royalty revenue and strong growth in license revenue.
•Royalty revenue of $514 million, up 37% year-over-year was driven by the rapidly increasing penetration of Armv9-based chips which typically command a higher royalty rate, and the recovery in the semiconductor industry.
•License revenue of $414 million, up 60% year-over-year, was due to multiple high-value license agreements being signed as companies increase investment in Arm-based technology for AI across all end markets.
•Strong non-GAAP operating profit growth to $391 million resulting in a 42.1% non-GAAP operating margin.

Full Year Highlights
•Revenues of $3,233 million, up 21% year-over-year, with record royalty and license revenue.
•Royalty revenue of $1,802 million, up 8% year-over-year, was driven by the semiconductor industry recovery in the second half of the fiscal year, especially related to smartphones, increasing penetration of Armv9-based chips, and on-going share gains in automotive and at cloud hyperscalers.
•Strong license revenue of $1,431 million, up 43% year-over-year, was due to leading technology companies aligning their future roadmaps with Arm's product portfolio, many signing long-term, high-value Arm Total Access agreements. This demand has been accelerated by the need for energy-efficient AI capability across a wide range of end-markets, from servers to smartphones to sensors, which only Arm's technology can provide.
•Full year non-GAAP operating profit of $1,408 million, up 80% year-over-year, delivered a 43.6% non-GAAP operating margin.

Guidance and Results

Quarterly Guidance & Results	Q4 FYE24 Guidance(2)	Q4 FYE24 Results(2)	Q1 FYE25 Guidance
Revenue	$850m - $900m	$928m	$875m - $925m
Non-GAAP operating expense (1)(2)	~$490m	$511m	~$475m
Non-GAAP fully diluted earnings per share (1)(2)	$0.28 - $0.32	$0.36	$0.32 - $0.36
Annual Guidance	FYE24 Guidance(2)	FYE24 Results(2)	FYE25 Guidance
Revenue	$3,155m - $3,205m	$3,233m	$3,800m - $4,100m
Non-GAAP operating expense (1)(2)	~$1,700m	$1,723m	~$2,050m
Non-GAAP fully diluted earnings per share (1)(2)	$1.20 - $1.24	$1.27	$1.45 - $1.65

(1) For more information and definitions of the non-GAAP measures see the “Key Financial and Operating Metrics” section below. A reconciliation of each of the projected non-GAAP operating expense and non-GAAP fully diluted earnings per share, which are forward-looking non-GAAP financial measures, to the most directly comparable GAAP financial measure, is not provided because Arm is unable to provide such reconciliation without unreasonable effort. The inability to provide each reconciliation is due to the unpredictability of the amounts and timing of events affecting the items we exclude from the non-GAAP measure.

(2) Q4 FYE24 and FYE24 results, unaudited, are presented consistent with how guidance was set on February 7, 2024. FYE24 non-GAAP operating expense results of $1,723 million are net of non-GAAP adjustment of $181 million for employer taxes related to share-based compensation ("SBC") equity-classified awards, net of the research and development ("R&D") tax incentive associated with these taxes. These amounts are dependent on our stock price at the time of vesting and as a result, these taxes may vary in any particular period independent of the financial and operating performance of our business. To improve comparability of our results, this net expense has been recast across historical periods for trend purposes.

Results for Q4 fiscal year ending 2024

Financial Metrics (1) (Unaudited)

$ million, unless stated	GAAP			Non-GAAP (1)
	Q4 FYE24	Q4 FYE23	Y/Y %	Q4 FYE24	Q4 FYE23	Y/Y %
Total revenue	928	633	47%	928	633	47%
License and other revenue	414	259	60%	414	259	60%
Royalty revenue	514	374	37%	514	374	37%
Cost of sales	(41)	(27)	52%	(26)	(25)	4%
Gross profit	887	606	46%	902	608	48%
Gross margin (%)	95.6%	95.7%		97.2%	96.1%
Operating expenses	(865)	(656)	32%	(511)	(609)	(16)%
Operating profit	22	(50)	nm	391	(1)	nm
Operating margin (%)	2.4%	(7.9)%		42.1%	(0.2)%
Net income	224	3	nm	376	18	nm
Diluted earnings per share ($)	0.21	0.00	nm	0.36	0.02	nm
Free cash flow				637	454	40%
Free cash flow trailing twelve months ("TTM")				907	606	50%
Remaining performance obligations ("RPO")	2,484	1,712	45%

(1) For more information, definitions, and reconciliations of Non-GAAP measures see the “Key Financial and Operating Metrics” section below. Percentage changes that are considered not meaningful are presented as "nm."

Non-Financial Metrics (1) (Unaudited)

	Q4 FYE24	Q4 FYE23	Y/Y %
Annualized contract value ("ACV")	$1,182 million	$1,030 million	15%
Arm Total Access licenses	31	18
Arm Flexible Access licenses	222	203
Chips reported as shipped (2)	7.0 billion	7.8 billion	(10)%
Total number of employees	7,096	5,963	19%
Engineers as a percentage of total employees (3)	83%	80%

(1) For more information and definitions of Non-Financial Metrics see the “Key Financial and Operating Metrics” section below.
(2) Chips reported as shipped reflect actual chip shipments from the prior quarter and are based off customers' reports received in the quarter presented.
(3) In Q4 FYE24, 180 application engineers were reclassified from Non-Engineering to Engineering.

Financial Overview
(US GAAP unless otherwise stated)

Total revenue
Total revenue in Q4 FYE24 was a record $928 million, an increase of 47% year-over-year. This was driven by record royalty revenue and better than expected license and other revenue.

Royalty revenue
Royalty revenue was $514 million, up 37% year-over-year, reflecting increasing penetration of Armv9 in multiple markets, recovery in semiconductor industry growth, and strong year-over-year growth in smartphones, custom Arm-based chips by cloud hyperscalers, and advanced chips for automotive.

In cloud servers we continue to see the early benefits from the adoption of Armv9-based chips and market share gains as more cloud companies start to deploy Arm-based server chips. Royalty revenue from smartphones grew strongly year-over-year as AI-enabled Armv9 based handsets, which have a higher royalty rate, continued to gain share. In the automotive market, more cars are deploying ADAS and digital cockpits creating more opportunity for Arm-based chips, leading to strong year-over-year royalty revenue growth. Royalty revenue from the IoT/embedded market was down slightly due to semiconductor industry weakness, with industrial and general purpose microcontrollers being more impacted than consumer electronics.

Chips reported as shipped
We record and report actual chip shipments in the subsequent quarter. During the current quarter, Arm’s customers reported that they had shipped 7.0 billion Arm-based chips for the December quarter shipping period. This takes the cumulative number of Arm-based chips reported as shipped since inception to 287.4 billion.

License and other revenue
License and other revenue for Q4 FYE24 was $414 million, up 60% year-over-year. This better-than-expected result was driven by multiple high-value, long-term license agreements signed in the quarter with leading technology companies, the delivery of Arm's latest technologies generating revenue under agreements signed in prior quarters, and by more companies choosing Arm's latest and most advanced CPUs to run AI, which typically command a higher license fee.

Annualized contract value
ACV at the end of Q4 FYE24 was $1,182 million, up 15% year-over-year and up 2% compared with Q3 FYE24. Sequential growth was primarily driven by the high-value Arm Total Access license agreements signed during the quarter.

Remaining performance obligations
As of the end of Q4 FYE24, RPO was $2,484 million, up 45% year-on-year and up slightly compared with Q3 FYE24, driven by multiple high-value license agreements. We expect to recognize approximately 28% of RPO as revenue over the next 12 months, 14% over the subsequent 13-to-24-month period, and the remainder thereafter.

Licenses signed
During the quarter, Arm signed four additional Arm Total Access agreements, taking the total number of extant licenses to 31, which now includes more than half of our top 30 customers. The new Arm Total Access agreements were signed with semiconductor companies developing chips for a wide range of end markets, including AI-enabled smartphones, servers and embedded computing.

The Arm Flexible Access program enables early-stage companies to take advantage of the benefits of the broad Arm ecosystem. The program now has 222 customers developing products for a wide range of applications including multiple AI accelerators, automotive applications, consumer electronics, robotics and smart sensors.

Gross profit and margin
Cost of sales in Q4 FYE24 was $41 million, including $6 million of share-based compensation (SBC) cost (equity-settled) and $7 million of employer taxes related to SBC net of R&D tax incentives, resulting in a Gross Profit of $887 million and a 95.6% Gross Margin. Non-GAAP cost of sales was $26 million, resulting in a non-GAAP Gross Profit of $902 million and a 97.2% non-GAAP Gross Margin.

Operating expense and margin
Total operating expense in Q4 FYE24 was $865 million, including $180 million of SBC cost (equity-settled), $156 million of employer taxes related to SBC net of R&D tax incentives, and a one-time employee benefit related to the settlement of the Arm Limited All Employee Plan 2019 (“2019 AEP”) of $18 million. Total non-GAAP operating expense of $511 million was down 16% year-over-year. Headcount increased 19% year-over-year, but this was more than offset by the change in mix of SBC cost from liability-settled to equity-settled and a favorable year-over-year comparison in legal and bonus costs. For more detail on SBC cost see table in "GAAP to Non-GAAP Reconciliation" below.

Research and development ("R&D") expense in Q4 FYE24 was $584 million, representing 62.9% of revenue. Non-GAAP R&D expense was $326 million, representing 35.1% of revenue, and down 9% year-over-year. Engineering headcount increased 24% year-over-year, but this was more than offset by the shift in SBC costs from liability-settled to equity-settled.

Selling, general and administrative ("SG&A") expense in Q4 FYE24 was $281 million, representing 30.3% of revenue. Non-GAAP SG&A expense was $185 million, representing 19.9% of revenue, down 26% year-over-year. The decline was due to the shift from liability-settled to equity-settled SBC costs and the favorable year-over-year comparison in legal costs previously mentioned.

In Q4 FYE24, GAAP operating profit of $22 million was an improvement from the $50 million loss from same period a year ago. The increase was driven by higher revenue, partially offset by higher SBC cost and employer taxes related to SBC net of R&D tax incentives. Non-GAAP operating profit was $391 million, much improved from the $1 million loss a year ago, and represents a 42.1% non-GAAP operating margin, compared with (0.2)% for the same period last year. The primary difference between GAAP and non-GAAP operating profit was SBC cost (equity-settled) and employer taxes related to SBC net of R&D tax incentives.

In Q4 FYE24, total SBC cost (equity-settled) was $186 million with $6 million included in cost of sales, $127 million included in R&D and $53 million included in SG&A. Total employer taxes related to SBC net of R&D tax incentives were $163 million with $7 million included in cost of sales, $118 million included in R&D and $38 million included in SG&A.

Income before income taxes, effective tax rate, net income, earnings per share, and share count
Income before income taxes in Q4 FYE24 was $58 million, up more than 10-fold when compared with the same period one year ago. We recorded a tax benefit of $166 million for the quarter due to a windfall tax benefit associated with SBC cost. As a result, net income was $224 million, much improved from the $3 million from a year ago.

Non-GAAP Income before income taxes was $434 million, much improved from $15 million a year ago. The non-GAAP effective tax rate was 13.4%, and we expect it to remain in the mid-teens on a go-forward basis. Non-GAAP net income was $376 million, much improved from the $18 million from a year ago.

Q4 FYE24 fully diluted earnings per share were $0.21 (non-GAAP: $0.36 per share) compared with Q4 FYE23 fully diluted earnings per share of $0.00 (non-GAAP: $0.02 per share).

In Q4 FYE24, on a GAAP and a non-GAAP basis, our basic weighted average share count was 1,032,360,816 and our fully diluted weighted average share count was 1,057,533,533.

Free cash flow
Non-GAAP free cash flow was $637 million for the quarter, with non-GAAP free cash flow for the trailing twelve months totaling $907 million, up 50% year-over-year. Q4 FYE24 non-GAAP free cash flow includes a $573 million change in working capital benefit that is primarily related to cash held for payroll taxes expected to be paid in Q1 FYE25. At the end of FYE24, Arm’s cash and cash equivalents, and short-term investments, totaled $2,923 million, up 22% from $2,401 million in the prior quarter and 32% year-over-year.

Arm Holdings plc
Condensed Consolidated Income Statements
(in millions, except share and per share amounts)
(Unaudited)

	Three Months Ended March 31,		Fiscal Year Ended March 31,
	2024	2023	2024	2023
Revenue:
Revenue from external customers	$754	$499	$2,509	$2,025
Revenue from related parties	174	134	724	654
Total revenue	928	633	3,233	2,679
Cost of sales	(41)	(27)	(154)	(106)
Gross profit	887	606	3,079	2,573
Operating expenses:
Research and development	(584)	(381)	(1,979)	(1,133)
Selling, general and administrative	(281)	(274)	(983)	(762)
Disposal, restructuring and other operating expenses, net	—	(1)	(6)	(7)
Total operating expense	(865)	(656)	(2,968)	(1,902)
Operating income (loss)	22	(50)	111	671
Income (loss) from equity investments, net	(7)	35	(20)	(45)
Interest income, net	30	21	110	42
Other non-operating income (loss), net	13	(1)	11	3
Income (loss) before income taxes	58	5	212	671
Income tax benefit (expense)	166	(2)	94	(147)
Net income (loss) from continuing operations	$224	$3	$306	$524

Net income (loss) per share attributable to ordinary shareholders
Basic	$0.22	$0.00	$0.30	$0.51
Diluted	$0.21	$0.00	$0.29	$0.51

Weighted average ordinary shares outstanding
Basic	1,032,360,816	1,025,234,000	1,027,443,122	1,025,234,000
Diluted	1,057,533,533	1,029,150,740	1,044,497,032	1,027,505,008

Arm Holdings plc
Condensed Consolidated Balance Sheets
(in millions, except par value and share amounts)
(Unaudited)

	As of March 31,
	2024	2023
Assets:
Current assets:
Cash and cash equivalents	$1,923	$1,554
Short-term investments	1,000	661
Accounts receivable, net (including receivables from related parties of $296 and $402 as of March 31, 2024 and 2023, respectively)	781	999
Contract assets (including contract assets from related parties of $22 and $9 as of March 31, 2024 and 2023, respectively)	336	154
Prepaid expenses and other current assets	157	169
Total current assets	4,197	3,537
Non-current assets:
Property and equipment, net	215	185
Operating lease right-of-use assets	205	206
Equity investments (including investments held at fair value of $573 and $592 as of March 31, 2024 and 2023, respectively)	741	723
Goodwill	1,625	1,620
Intangible assets, net	152	138
Deferred tax assets	282	139
Non-current portion of contract assets	240	116
Other non-current assets	270	202
Total non-current assets	3,730	3,329
Total assets	$7,927	$6,866
Liabilities:
Current liabilities:
Accrued compensation and benefits and share-based compensation	$298	$589
Tax liabilities	147	162
Contract liabilities (including contract liabilities from related parties of $107 and $135 as of March 31, 2024 and 2023, respectively)	198	293
Operating lease liabilities	27	26
Other current liabilities (including payables to related parties of $7 and $17 as of March 31, 2024 and 2023, respectively)	835	293
Total current liabilities	1,505	1,363
Non-current liabilities:
Non-current portion of accrued compensation and share-based compensation	20	152
Deferred tax liabilities	135	262
Non-current portion of contract liabilities	717	807
Non-current portion of operating lease liabilities	194	193
Other non-current liabilities	61	38
Total non-current liabilities	1,127	1,452
Total liabilities	2,632	2,815

Arm Holdings plc
Condensed Consolidated Balance Sheets
(in millions, except par value and share amounts)
(Unaudited)

	As of
	March 31, 2024	March 31, 2023
Shareholders’ equity:
Ordinary shares, $0.001 par value; 1,088,334,144 shares authorized and 1,040,330,497 shares issued and outstanding as of March 31, 2024; and 1,025,234,000 shares authorized, issued and outstanding as of March 31, 2023	2	2
Additional paid-in capital	2,171	1,216
Accumulated other comprehensive income	371	376
Retained earnings	2,751	2,457
Total shareholders’ equity	5,295	4,051
Total liabilities and shareholders’ equity	$7,927	$6,866

Arm Holdings plc
Condensed Consolidated Statements of Cash Flows
(in millions)
(Unaudited)

	Three Months Ended March 31,		Fiscal Year Ended March 31,
	2024	2023	2024	2023
Cash flows provided by (used for) operating activities:
Net income (loss)	$224	$3	$306	$524
Adjustments to reconcile net income (loss) to net cash provided by (used for) operating activities:
Depreciation and amortization	38	40	162	170
Deferred income taxes	(247)	(8)	(273)	(34)
(Income) loss from equity investments, net	7	(35)	20	45
Share-based compensation cost	185	51	1,037	79
Operating lease expense	9	8	35	34
Other non-cash operating activities, net	—	—	(2)	(6)
Changes in assets and liabilities:
Accounts receivable, net (including receivables from related parties)	18	277	218	125
Contract assets, net (including contract assets from related parties)	(153)	(9)	(307)	(2)
Prepaid expenses and other assets	(42)	(30)	(61)	(1)
Accrued compensation and benefits and share-based compensation	91	203	(292)	(138)
Contract liabilities (including contract liabilities from related parties)	(42)	(27)	(190)	(37)
Tax liabilities	16	(52)	(30)	35
Operating lease liabilities	(10)	(5)	(28)	(58)
Other liabilities (including payables to related parties)	573	67	495	3
Net cash provided by (used for) operating activities	$667	$483	$1,090	$739

Cash flows provided by (used for) investing activities
Purchase of short-term investments	(225)	(126)	(765)	(1,111)
Proceeds from maturity of short-term investments	74	136	425	1,081
Purchases of equity investments	—	(11)	(32)	(15)
Purchases of intangible assets	(8)	(4)	(51)	(29)
Purchases of property and equipment	(11)	(16)	(92)	(64)
Other investing activities, net, including investments in convertible loans	—	—	(1)	—
Net cash provided by (used for) investing activities	$(170)	$(21)	$(516)	$(138)

Cash flows provided by (used for) financing activities
Payment of intangible asset obligations	(11)	(9)	(40)	(40)
Other financing activities, net	—	(1)	(10)	(2)
Payment of withholding tax on vested shares	(110)	—	(158)	—
Net cash provided by (used for) financing activities	$(121)	$(10)	$(208)	$(42)

Effect of foreign exchange rate changes on cash and cash equivalents	(4)	1	3	(9)
Net increase (decrease) in cash and cash equivalents	372	453	369	550
Cash and cash equivalents at the beginning of the period	1,551	1,101	1,554	1,004
Cash and cash equivalents at the end of the period	$1,923	$1,554	$1,923	$1,554

Key Financial and Operating Metrics

We use the following key performance indicators and non-GAAP financial measures to analyze our business performance and financial forecasts and to develop strategic plans, which we believe provide useful information to the market to aid in understanding and evaluating our results of operations in the same manner as our management team. Certain judgments and estimates are inherent in our processes to calculate these metrics. These key performance indicators and non-GAAP financial measures are presented for supplemental informational purposes only, should not be considered a substitute for financial information presented in accordance with GAAP, and may differ from similarly titled metrics or measures presented by other companies.

The following table sets forth a summary of the key financial and operating metrics:

(in millions, except for Number of Arm-based Chips, Number of extant Arm Total Access and Arm Flexible Access licenses, and Total number of employees and engineers)	Three Months Ended March 31,		Fiscal Year Ended March 31,
	2024	2023	2024	2023
Total revenue	$928	$633	$3,233	$2,679
License and other revenue	414	259	1,431	1,004
Royalty revenue	514	374	1,802	1,675
Operating income (loss)	22	(50)	111	671
Non-GAAP operating income (loss) (1)	391	(1)	1,408	783
Net income from continuing operations	224	3	306	524
Non-GAAP net income (1)	376	18	1,324	657
Net cash provided by operating activities	667	483	1,090	739
Non-GAAP free cash flow (1)	637	454	907	606
Non-GAAP free cash flow TTM (1)	907	606

Operating metrics:
Number of Arm-based chips reported as shipped (billions)	7.0	7.8	28.6	30.6

			As of March 31,
Operating metrics:			2024	2023
Cumulative number of Arm-based chips reported as shipped (billions)			287.4	258.5
Number of extant Arm Total Access licenses (2)			31	18
Number of extant Arm Flexible Access licenses (2)			222	203
Annualized contract value			$1,182	$1,030
Remaining performance obligation			$2,484	$1,712
Total number of employees (at end of period)			7,096	5,963
Total number of engineers			5,887	4,753
Total number of non-engineers			1,209	1,210

(1)    Non-GAAP operating income (loss), Non-GAAP net income from continuing operations, Non-GAAP free cash flow, and Non-GAAP free cash flow TTM are non-GAAP financial measures. For more information regarding our use of these measures and a reconciliation of these measures to the most directly comparable GAAP financial measures, see “—GAAP to Non-GAAP Reconciliation” below.
(2)    As of the last day of the applicable period.

Total revenue
Our major product offerings consist of the following:
License and other revenue
•Intellectual property license — We generally license IP under non-exclusive license agreements that provide usage rights for specific applications for a finite or perpetual term. These licenses are made available electronically to address the customer-specific business requirements. These arrangements generally have distinct performance obligations that consist of transferring the licensed IPs, version extensions of architecture IP or releases of IPs, and support services. Support services consist of a stand-ready obligation to provide technical support, patches, and bug fixes over the support term. Revenue allocated to the IP license is recognized at a point in time upon the delivery or beginning of license term, whichever is later. Revenue allocated to distinct version extensions of architecture IP or releases of IP, excluding when-and-if-available minor updates over the support term, are recognized at a point in time upon the delivery or beginning of license term, whichever is later.
Certain license agreements provide customers with the right to access a library of current and future IPs on an unlimited basis over the contractual period depending on the terms of the applicable contract. These licensing arrangements represent stand-ready obligations in that the timing of the delivery of the underlying IPs is within the control of the customer and the extent of use in any given period does not diminish the remaining performance obligation. The contract consideration related to these arrangements is recognized ratably over the term of the contract in line with when the control of the performance obligations is transferred.
•Software sales, including development systems — Sales of software, including development systems, which are not specifically designed for a given license (such as off-the-shelf software), are recognized upon delivery when control has been transferred and customer can begin to use and benefit from the license.
•Professional services — Services (such as training and professional and design services) that we provide, which are not essential to the functionality of the IP, are separately stated and priced in the contract and accounted for separately. Training revenue is recognized as services are performed. Revenue from professional and design services are recognized over time using the input method based on engineering labor hours expended to date relative to the estimated total effort required. For such professional and design services, we have an enforceable right to payment for performance completed to date, which includes a reasonable profit margin and the performance of such services do not create an asset with an alternative use.
•Support and maintenance — Support and maintenance is a stand-ready obligation to the customer that is both provided and consumed simultaneously. Revenue is recognized on a straight-line basis over the period for which support and maintenance is contractually agreed pursuant to the license.
Royalty revenue
For certain IP license agreements, royalties are collected on products that incorporate our IP. Royalties are recognized on an accrual basis in the quarter in which the customer ships their products, based on our technology that it contains. This estimation process for the royalty revenue accrual is based on a combination of methodologies, including the use of historical sales trends and macroeconomic factors for predictive analysis, the analysis of customer royalty reports and their sales trends and forecasts, as well as data and forecasts from third-party industry research providers. Data considered includes revenue, unit shipments, average selling price, product mix, market share and market penetration. Adjustments to revenue are required in subsequent periods to reflect changes in estimates as new information becomes available, primarily resulting from actual amounts subsequently reported by the licensees.

Royalty technology mix
Royalty mix by architecture such as Armv9 is estimated at the system-on-a-chip (SoC) level based on the architecture of the primary CPU or an approximation of the IP mix and is subject to change based on the availability of additional product detail.

Number of Arm-based chips reported as shipped - for the period and cumulative
Each quarter, most of our customers, and those contracted through Arm China, furnish us (directly or via Arm China) with royalty reports setting forth the actual number of Arm-powered chips they shipped in the immediately preceding quarter. Royalty reports received in the 12-month period from April 1 to March 31 of each year relate to chip shipments made in the period from January 1 to December 31 of each year. We also perform various procedures to assess customer data related to royalties for reasonableness, and our license agreements generally include rights for us to audit the books and records of our customers to verify certain types of customer data.
We consider the number of chips reported as shipped by our customers as a key performance indicator because it represents the acceptance of our products by companies who use chips in their products (e.g., our customers’ customers). The number of chips shipped also provides insight into chip pricing and volumes in different end markets, which helps inform our pricing models and competitive positioning.
The cumulative number of Arm-based chips reported as shipped are from inception to date. This figure includes our customers' adjustments on the number of Arm-based chips reported as shipped in prior periods. We consider the cumulative number of Arm-based chips reported as shipped by our customers as a key performance indicator because it represents the scale of expansion of Arm-based products.

Number of extant Arm Total Access and Arm Flexible Access licenses
Each quarter, we track the number of extant Arm Total Access and Arm Flexible Access licenses with our customers, and those contracted through Arm China. We believe that, over time, many of our customers will transition to either an Arm Total Access or Arm Flexible Access license to access our products. This transition enables us and our customers to focus less on contract negotiations and more on how our products can be deployed in our customers’ future chips.
We consider the number of extant Arm Total Access and Arm Flexible Access licenses as key performance indicators as they represent the increasing collaboration between us and our customers, which could be a leading indicator to more chips being designed with our products and, accordingly, more recurring royalty revenue in the future, improving our long-term market share.

Annualized contract value ("ACV")
Each quarter, we track the ACV relating to licensing agreements signed with our customers and those contracted through Arm China per the aggregate license fee as shared under the IPLA. We define ACV as the total annualized committed fees, excluding any potential future royalty revenue, for all signed agreements deemed to be active through the last day of each applicable reporting period. Arm Total Access agreements and ALAs are deemed to be active for, and annualized over, the number of years in the contract. Any other license agreements, including single use and limited use licenses issued under an Arm Flexible Access agreement or TLA, are deemed to be active for, and annualized over, three years based on the historical licensing patterns of our customers. The aggregate license fee shared by Arm China is also deemed to be active for, and annualized over, three years.
ACV is an operational metric based on committed fees, excluding royalties, not recognized revenue, and therefore is not reconcilable to, nor a substitute for, revenue reported under GAAP. However, we consider ACV to be a key operational metric that we use to track existing licensing commitments with our customers. Bookings of new licenses and recognized revenue may fluctuate materially from quarter to quarter due to customer buying patterns, timing of subscription renewals and as a function of contract duration. As a result, we believe ACV provides an additional understanding of our business performance and long-term trends.

Remaining performance obligations ("RPO")
RPO represents the transaction price allocated to performance obligations that are unsatisfied, or partially unsatisfied, which includes unearned revenue and amounts that will be invoiced and recognized as revenue in future periods.
Arm has elected to exclude potential future royalty receipts from the disclosure of RPO. Revenue recognition occurs upon delivery or beginning of license term, whichever is later.

Non-GAAP financial measures
In addition to our results determined in accordance with GAAP, we utilize and present financial measures that are not calculated and presented in accordance with GAAP. Our non-GAAP financial measures include non-GAAP cost of sales, non-GAAP gross profit, non-GAAP gross profit margin, non-GAAP research and development operating expenses, non-GAAP selling, general and administrative operating expenses, non-GAAP impairment of long-lived assets operating expenses, non-GAAP disposal, restructuring and other operating expense, net, non-GAAP operating expense, non-GAAP operating income (loss), non-GAAP operating profit margin, non-GAAP income (loss) from equity investments, net, non-GAAP interest income, net, non-GAAP other non-operating income (loss), net, non-GAAP income before income taxes, net, non-GAAP net income (loss), non-GAAP basic and diluted net income per share attributable to ordinary shareholders, free cash flow, and free cash flow TTM. We believe these non-GAAP financial measures provide useful information to investors and others in understanding and evaluating our results of operations, as well as provide a useful measure for period-to-period comparisons of our business performance. Moreover, we have included these non-GAAP financial measures because they are key measurements used by our management internally to make operating decisions, including those related to analyzing operating expenses, evaluating performance, and performing strategic planning and annual budgeting. We believe that the presentation of our non-GAAP financial measures, when viewed holistically, is helpful to investors in assessing the consistency and comparability of our performance in relation to prior periods and facilitates comparisons of our financial performance relative to our competitors, particularly with respect to competitors that present similar non-GAAP financial measures in addition to their GAAP results.
Non-GAAP financial measures are presented for supplemental information purposes only, should not be considered a substitute for financial information presented in accordance with GAAP, and may not align with similar financial measures presented by our competitors, which may limit the ability of investors to assess our performance relative to certain peer companies.
Non-GAAP financial measures presented herein exclude acquisition-related intangible asset amortization, share-based compensation ("SBC") cost associated with equity-classified awards where our intent is to issue equity upon vesting (in lieu of cash settlement), employer taxes related to SBC equity-classified awards, net of the research and development ("R&D") tax incentives associated with these taxes, one-time employee benefit related to the Arm Limited All Employee Plan 2019 (“2019 AEP”), costs associated with disposal activities, impairment of long-lived assets, restructuring and related costs, public company readiness costs, other operating income (expenses), net, (income) loss from equity method investments, gain on disposal of business, and income tax effect on non-GAAP adjustments. We exclude these items from our non-GAAP financial measures because they are non-cash or non-recurring in nature, or because the amount and timing of these items is unpredictable and not driven by core results of operations, which renders comparisons with prior periods and competitors less meaningful.
Investors should consider non-GAAP financial measures alongside other financial performance measures, including operating income, net income and our other GAAP results. For more information regarding our use of these measures and a reconciliation to the most directly comparable GAAP financial measure, see “—GAAP to Non-GAAP Reconciliation.”

Arm Holdings plc
GAAP to Non-GAAP Reconciliation
(Unaudited)

The following is a reconciliation of GAAP to Non-GAAP results:

	Three Months Ended March 31, 2024
(in millions, except share and per share amounts)	GAAP Results	Acquisition-related intangible asset amortization	Share-based compensation cost (equity settled) (1)(2)(3)	Employer taxes related to SBC, net of R&D tax incentives (4)	One-time employee benefit (5)	(Income) loss from equity method investments, net	Income tax effect on non-GAAP adjustments	Non-GAAP Results
Total revenue	$928	$—	$—	$—	$—	$—	$—	$928
Cost of sales	(41)	1	6	7	1	—	—	(26)
Gross profit	887	1	6	7	1	—	—	902
Gross profit margin	95.6%							97.2%
Operating expenses:
Research and development	(584)	—	127	118	13	—	—	(326)
Selling, general and administrative	(281)	—	53	38	5	—	—	(185)
Disposal, restructuring and other operating expenses, net	—	—	—	—	—	—	—	—
Total operating expense	(865)	—	180	156	18	—	—	(511)
Operating income (loss)	22	1	186	163	19	—	—	391
Operating profit margin	2.4%							42.1%
Income (loss) from equity investments, net	(7)	—	—	—	—	7	—	—
Interest income, net	30	—	—	—	—	—	—	30
Other non-operating income (loss), net	13	—	—	—	—	—	—	13
Income (loss) before income taxes	58	1	186	163	19	7	—	434
Income tax benefit (expense)	166	—	—	—	—	—	(224)	(58)
Net income (loss) from continuing operations	$224	$1	$186	$163	$19	$7	$(224)	$376
Net income (loss) per share attributable to ordinary shareholders
Basic	$0.22							$0.36
Diluted	$0.21							$0.36
Weighted average ordinary shares outstanding
Basic	1,032,360,816							1,032,360,816
Diluted	1,057,533,533							1,057,533,533
(1)     Total share-based compensation cost, including both cash and equity settled awards, was $195 million for the three months ended March 31, 2024.
(2)    Refer to page 20 for a summary of share-based compensation cost recognized in the Condensed Consolidated Income Statements.
(3)    Refer to page 20 for a summary of share-based compensation liability-classified cost recognized in the Condensed Consolidated Income Statements.
(4)     Represents employer taxes related to share-based compensation (“SBC”) for equity-classified awards, net of the research and development ("R&D") tax incentives associated with these taxes.
(5) Represents one-time employee benefit related to the Arm Limited All Employee Plan 2019 (“2019 AEP”).

Arm Holdings plc
GAAP to Non-GAAP Reconciliation (continued)
(Unaudited)

	Three Months Ended March 31, 2023
(in millions, except share and per share amounts)	GAAP Results	Acquisition-related intangible asset amortization	Share-based compensation cost (equity settled) (1)(2)(3)	Public company readiness costs	Costs associated with disposal activities	Gain on disposal of business	(Income) loss from equity method investments, net	Income tax effect on non-GAAP adjustments	Non-GAAP Results
Total revenue	$633	$—	$—	$—	$—	$—	$—	$—	$633
Cost of sales	(27)	1	1	—	—	—	—	—	(25)
Gross profit	606	1	1	—	—	—	—	—	608
Gross profit margin	95.7%								96.1%
Operating expenses:
Research and development	(381)	—	23	—	—	—	—	—	(358)
Selling, general and administrative	(274)	—	14	9	—	—	—	—	(251)
Disposal, restructuring and other operating expenses, net	(1)	—	—	—	1	—	—	—	—
Total operating expense	(656)	—	37	9	1	—	—	—	(609)
Operating income (loss)	(50)	1	38	9	1	—	—	—	(1)
Operating profit margin	(7.9)%								(0.2)%
Income (loss) from equity investments, net	35	—	—	—	—	—	(35)	—	—
Interest income, net	21	—	—	—	—	—	—	—	21
Other non-operating income (loss), net	(1)	—	—	—	—	(4)	—	—	(5)
Income (loss) before income taxes	5	1	38	9	1	(4)	(35)	—	15
Income tax (expense) benefit	(2)	—	—	—	—	—	—	5	3
Net income (loss)	$3	$1	$38	$9	$1	$(4)	$(35)	$5	$18
Net income (loss) per share attributable to ordinary shareholders
Basic	$0.00								$0.02
Diluted	$0.00								$0.02
Weighted average ordinary shares outstanding
Basic	1,025,234,000								1,025,234,000
Diluted	1,029,150,740								1,029,150,740
(1)     Total share-based compensation cost, including both cash and equity settled awards, was $164 million for the three months ended March 31, 2023. For non-GAAP purposes, we adjust for those awards that are liability-classified pre-IPO but will be equity settled after IPO. Liability-classified awards are remeasured at the end of each reporting period through the date of settlement to ensure that the expense recognized for each award is equivalent to the amount to be paid in cash or equity settled after the initial public offering.
(2)    Refer to page 20 for a summary of share-based compensation cost recognized in the Condensed Consolidated Income Statements.
(3)    Refer to page 20 for a summary of share-based compensation liability-classified cost recognized in the Condensed Consolidated Income Statements.

Arm Holdings plc
GAAP to Non-GAAP Reconciliation (continued)
(Unaudited)

	Fiscal Year Ended March 31, 2024
(in millions, except share and per share amounts)	GAAP Results	Acquisition-related intangible asset amortization	Share-based compensation cost (equity settled) (1)(2)(3)	Employer taxes related to SBC, net of R&D tax incentives (4)	One-time employee benefit (5)	Public company readiness costs	Other operating income (expenses), net	(Income) loss from equity method investments, net	Income tax effect on non-GAAP adjustments	Non-GAAP Results
Total revenue	$3,233	$—	$—	$—	$—	$—	$—	$—	$—	$3,233
Cost of sales	(154)	4	39	8	1	—	—	—	—	(102)
Gross profit	3,079	4	39	8	1	—	—	—	—	3,131
Gross profit margin	95.2%									96.8%
Operating expenses:
Research and development	(1,979)	—	705	133	13	—	—	—	—	(1,128)
Selling, general and administrative	(983)	—	293	48	5	42	—	—	—	(595)
Disposal, restructuring and other operating expenses, net	(6)	—	—	—	—	—	6	—	—	—
Total operating expense	(2,968)	—	998	181	18	42	6	—	—	(1,723)
Operating income (loss)	111	4	1,037	189	19	42	6	—	—	1,408
Operating profit margin	3.4%									43.6%
Income (loss) from equity investments, net	(20)	—	—	—	—	—	—	20	—	—
Interest income, net	110	—	—	—	—	—	—	—	—	110
Other non-operating income (loss), net	11	—	—	—	—	—	—	—	—	11
Income (loss) before income taxes	212	4	1,037	189	19	42	6	20	—	1,529
Income tax benefit (expense)	94	—	—	—	—	—	—	—	(299)	(205)
Net income (loss) from continuing operations (6)	$306	$4	$1,037	$189	$19	$42	$6	$20	$(299)	$1,324
Net income (loss) per share attributable to ordinary shareholders
Basic	$0.30									$1.29
Diluted	$0.29									$1.27
Weighted average ordinary shares outstanding
Basic	1,027,443,122									1,027,443,122
Diluted	1,044,497,032									1,044,497,032
(1)     Total share-based compensation cost, including both cash and equity settled awards, was $1,070 million for the fiscal year ended March 31, 2024. For non-GAAP purposes, we adjust for those awards that are liability-classified pre-IPO but will be equity settled after IPO. Liability-classified awards are remeasured at the end of each reporting period through the date of settlement to ensure that the expense recognized for each award is equivalent to the amount to be paid in cash or equity settled after the initial public offering.
(2)    Refer to page 20 for a summary of share-based compensation cost recognized in the Condensed Consolidated Income Statements.
(3)    Refer to page 20 for a summary of share-based compensation liability-classified cost recognized in the Condensed Consolidated Income Statements.
(4)     Represents employer taxes related to share-based compensation for equity-classified awards, net of the research and development tax incentives associated with these taxes.
(5) Represents one-time employee benefit related to the Arm Limited All Employee Plan 2019 (“2019 AEP”).
(6)    Non-GAAP net income from continuing operations includes $26 million of employer taxes related to SBC, net of the R&D tax incentives and the associated $9 million of income tax effect on non-GAAP adjustments which has been recast across historical periods for trend purposes.

Arm Holdings plc
GAAP to Non-GAAP Reconciliation (continued)
(Unaudited)

	Fiscal Year Ended March 31, 2023
(in millions, except share and per share amounts)	GAAP Results	Acquisition-related intangible asset amortization	Share-based compensation cost (equity settled) (1)(2)(3)	Public company readiness costs	Costs associated with disposal activities	Restructuring and related costs	Gain on disposal of business	(Income) loss from equity method investments, net	Income tax effect on non-GAAP adjustments	Non-GAAP Results
Total revenue	$2,679	$—	$—	$—	$—	$—	$—	$—	$—	$2,679
Cost of sales	(106)	5	2	—	—	—	—	—	—	(99)
Gross profit	2,573	5	2	—	—	—	—	—	—	2,580
Gross profit margin	96.0%									96.3%
Operating expenses:
Research and development	(1,133)	—	38	—	—	—	—	—	—	(1,095)
Selling, general and administrative	(762)	—	20	42	—	—	—	—	—	(700)
Disposal, restructuring and other operating expenses, net	(7)	—	—	—	4	1	—	—	—	(2)
Total operating expense	(1,902)	—	58	42	4	1	—	—	—	(1,797)
Operating income (loss)	671	5	60	42	4	1	—	—	—	783
Operating profit margin	25.0%									29.2%
Income (loss) from equity investments, net	(45)	—	—	—	—	—	—	45	—	—
Interest income, net	42	—	—	—	—	—	—	—	—	42
Other non-operating income (loss), net	3	—	—	—	—	—	(4)	—	—	(1)
Income (loss) before income taxes	671	5	60	42	4	1	(4)	45	—	824
Income tax (expense) benefit	(147)	—	—	—	—	—	—	—	(20)	(167)
Net income (loss)	$524	$5	$60	$42	$4	$1	$(4)	$45	$(20)	$657
Net income (loss) per share attributable to ordinary shareholders
Basic	$0.51									$0.64
Diluted	$0.51									$0.64
Weighted average ordinary shares outstanding
Basic	1,025,234,000									1,025,234,000
Diluted	1,027,505,008									1,027,505,008
(1)     Total share-based compensation cost, including both cash and equity settled awards, was $326 million for the fiscal year ended March 31, 2023. For non-GAAP purposes, we adjust for those awards that are liability-classified pre-IPO but will be equity settled after IPO. Liability-classified awards are remeasured at the end of each reporting period through the date of settlement to ensure that the expense recognized for each award is equivalent to the amount to be paid in cash or equity settled after the initial public offering.
(2)    Refer to page 20 for a summary of share-based compensation cost recognized in the Condensed Consolidated Income Statements.
(3)    Refer to page 20 for a summary of share-based compensation liability-classified cost recognized in the Condensed Consolidated Income Statements.

Arm Holdings plc
GAAP to Non-GAAP Reconciliation (continued)
(Unaudited)

(2) A summary of share-based compensation cost recognized in the Condensed Consolidated Income Statements is as follows:

	Three Months Ended March 31,		Fiscal Year Ended March 31,
(in millions)	2024	2023	2024	2023
Cost of sales	$7	$5	$41	$12
Research and development	134	109	728	212
Selling, general and administrative	54	50	301	102
Total	$195	$164	$1,070	$326

(3) A summary of share-based compensation liability-classified cost recognized in the Condensed Consolidated Income Statements is as follows:

	Three Months Ended March 31,		Fiscal Year Ended March 31,
(in millions)	2024	2023	2024	2023
Cost of sales	$—	$4	$1	$10
Research and development	8	86	24	174
Selling, general and administrative	1	36	8	82
Total	$9	$126	$33	$266

The following is a reconciliation of Non-GAAP free cash flow to Net cash provided by operating activities, the most directly comparable GAAP cash flow measure:

	Three Months Ended March 31,		Fiscal Year Ended March 31,
(in millions)	2024	2023	2024	2023
Net cash provided by operating activities	$667	$483	$1,090	$739
Adjusted for:
Purchases of property and equipment	(11)	(16)	(92)	(64)
Purchases of intangible assets	(8)	(4)	(51)	(29)
Payment of intangible asset obligations	(11)	(9)	(40)	(40)
Non-GAAP free cash flow	$637	$454	$907	$606

Forward-Looking Statements
This shareholder letter contains forward-looking statements that reflect our plans, beliefs, expectations and current views with respect to, among other things, future events and financial performance. Our actual results could differ materially from the forward-looking statements included herein. Statements regarding our future and projections relating to revenue, cost of sales expenses, costs, income (loss), and potential growth opportunities are typical of such statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in “Risk Factors” in our IPO Prospectus.
The following contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, relating to our operations, results of operations and other matters that are based on our current expectations, estimates, assumptions and projections. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. In some cases, you can identify forward-looking statements by the words “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “is/are likely to,” “intend,” “plan,” “objective,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “target,” “continue” and “ongoing,” or the negative of these terms or other comparable terminology intended to identify statements about the future. The forward-looking statements and opinions are based upon current expectations and, while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements involve known and unknown risks, uncertainties and other important factors that may cause our actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. We caution that you should not place undue reliance on any of our forward-looking statements. We undertake no obligation to update forward-looking statements to reflect developments or information obtained after the date hereof and disclaim any obligation to do so except as required by applicable laws.